Filed by Panacea Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Panacea Acquisition Corp.

Commission File No.: 001-39351

On January 8, 2021, Nuvation Bio Inc. (“Nuvation Bio”) published a recorded presentation on its public website about Nuvation Bio by its founder, President and Chief Executive Officer, David Hung, M.D. The following is a transcript of such presentation. The slides referenced in the presentation were filed with the Securities Exchange Commission pursuant to Rule 425 on January 5, 2021.

Good morning and welcome to the Nuvation Bio presentation from January 2021. I’m David Hung, the founder and CEO of Nuvation Bio.

And before I begin, I would like to introduce you to this slide on forward looking statements. I’ll be making some forward looking statements during this presentation and I would advise you all to read this slide and refer to our SEC filings on this subject.

The Nuvation Bio overview is listed below. The current pipeline consists of six drug candidates; NUV-422 is a CDK 2/4/6 inhibitor. Our Drug-Drug Conjugate or DDC program currently has two drug candidates; one being targeted by the androgen receptor, one being targeted by the estrogen receptor. NUV-868 is a BET inhibitor. NUV-569 is a Wee1 inhibitor, and NUV-1182 is an Adenosine A2 receptor inhibitor. I’ll cover manufacturing, a summary of our intellectual property, a financial overview, and then upcoming milestones and conclusions.

The goal at Nuvation Bio is to tackle some of the greatest unmet needs in oncology. We have an experienced biotech leadership team which has previously successfully developed major oncology drugs like Xtandi, which in 2019 generated $3.7 billion sales, and Talzenna. We have a broad wholly-owned pipeline with strong intellectual property protection. And some of the highlights include

•	The fact that our first IND was accepted in October 2020, 16 months after the Series A was raised;

•	Our first patient has been dosed with NUV-422 in a Phase 1/2 trial of high-grade gliomas in December 2020;

•	We expect to file up to five INDs in the next six years; and

•	Because we’re targeting some of the greatest unmet needs in oncology, we believe that we have the potential for accelerated pathways in multiple programs.

We have developed our portfolio by leveraging and improving upon validated drug mechanisms, and in doing so we believe that we’ve generated the potential for some best-in-class drug candidate profiles compared to our competitors.

Our leadership team is listed here. My Chief Medical Officer is Sergey Yurasov. My Chief Financial Officer, Jennifer Fox. My Chief Scientific Officer, Gary Hattersley. My SVP of Pharmaceutical Operations and Quality, Tom Templeman. My SVP of Regulatory Affairs, Lisa DeLuca, and my SVP of Human Resources is Stacy Markel. And my Board of Directors is listed below.

Our deep pipeline targets multiple oncology indications, some of which are listed here. Our CDK 2/4/6 inhibitor will initially target high-grade gliomas and tumors that metastasize to brain, as well as ER positive metastatic breast cancer and metastatic castration resistant prostate cancer. Our BET program will target Acute Myeloid Leukemia and/or other solid tumors. Our Wee1 program will target pancreatic cancer and potentially other solid tumors. Our A2A program will target solid tumors in combination with other immuno-oncology agents. And our DDC platform will target prostate cancer, breast cancer, and ovarian cancer, at least initially.

Let me start with the first program, NUV-422, our CDK 2/4/6 inhibitor.

We know a lot about CDK4/6 inhibitors because drugs like IBRANCE, KISQALI, and Verzenio are widely used in treatment of breast cancer. And all three of these drugs inhibit Cyclin-dependent kinase 4 and 6. As a class, this class generated revenues of greater than $6 billion in 2019, and this class is expected to grow to approximately $14 billion by 2025. One problem with the use of current CDK4/6 inhibitors is when you inhibit CDK4/6, unfortunately tumors can and do escape through CDK2. CDK4/6 inhibition appears to be inadequate for the treatment of tumors that develop resistance to CDK4/6 inhibition.

If you look at the profiles of current CDK4/6 inhibitors, they’re listed on this table. And on this table I’m going to be talking about IC50s. These are numbers that refer to the inhibitory concentration of the drug required for 50% inhibition. So, the lower the number, the more potent the drug is; the higher the number the less potent the drug is. In general, we use a cutoff of 1,000 nanomolar as a dividing line between highly potent and not so potent. If you look again at the current CDK4/6 inhibitors, KISQALI, IBRANCE, and Verzenio, you can see that they’re indeed very potent against CDK4/6 with single digit nanomolar IC50s against these targets. However, they are considerably less potent against CDK2. KISQALI’s IC50 for CDK2 is 10,000 nanomolar. IBRANCE’s IC50 is nearly 2,500 nanomolar and Verzenio, even though it is the most potent of these current three 4/6 inhibitors, its IC50 against CDK2 is still approximately 500 nanomolar. We’ve developed a drug called NUV-422, which as you can see here is highly potent against CDK2/4/6 with single digit nanomolar IC50s against these three targets. In this regard, it is not dissimilar to Pfizer’s PF-06873600, which is also highly potent against CDK 2/4/6. However, an important distinction between NUV-422 and Pfizer’s drug is that we’ve developed a drug that is considerably less potent, tenfold weaker, against CDK1 because we have found in our hands that CDK1 inhibition can lead to tolerability issues. We developed a drug which is highly potent against CDK2/4/6, and we’ve managed to avoid high potency inhibition of CDK1. NUV-422 has excellent drug-like properties. We have good oral PK, a good CYP profile, and the scalable manufacturing process.

There are multiple recent studies that suggest that having CDK2 inhibitor activity may make CDK4/6 inhibitors more effective in breast cancer. If you look at Ibrance, or palbociclib, and compare its profile to Verzenio, or abemaciclib, we can see that with respect to CDK4/6 inhibition, they’re very similar, with high potencies against both targets. However, Ibrance’s IC50 against CDK2 is nearly 2,500 nanomolar,while Verzenio’s IC50 against CDK2 is not considered extremely potent, at 500 nanomolar, it is still five times more potent than Ibrance. We already knew that Ibrance had not received a metastatic breast cancer monotherapy label, whereas Verzenio is approved as monotherapy for the treatment of breast cancer. And more recently, two studies, one called the PALLAS study and one called the PENELOPE study, both demonstrated that Ibrance was not effective at achieving its primary endpoint in the adjuvant setting of breast cancer, whereas Verzenio in the Monarch-E study, was successful in meeting its primary endpoint in this adjuvant breast cancer study. So, having significantly greater CDK2 activity in this case appeared to spell the difference between two failed studies in the adjuvant setting for the weaker CDK2 inhibitor, Ibrance, and appeared to be responsible for the success of Monarch-E in the adjuvant breast cancer setting with Verzenio.

The INSIGHT Phase 2 trial showed that while abemaciclib improved progression-free survival in GBM patients, this effect was not due to CDK4 activity. We know that more than 60% of GBM patients exhibit alterations of CDKN2A, which regulates CDK 2/4/6. However, the progression-free survival was significantly longer with abemaciclib compared to temozolomide as the control arm, with a hazard ratio of 0.68, and a p-value of 0.03.

However, there was no evidence of a positive treatment effect correlated with the CDK4 biomarker. So, in conclusion, CDK2 activity may be the important driver of tumor growth in GBM. And we believe that because NUV-422 is a potent inhibitor of CDK2, in addition to CDK4/6, we believe that it has the possibility to improve responses in GBM patients.

The CDKN2A gene encodes two protein products; one is p14, and one is p16. P16 is a natural inhibitor of CDK4/6. And p14, working through p53 and p21, is a natural inhibitor of CDK2. So when you have a deletion of the CDKN2A gene, you have therefore reduced inhibition by p14 and p16 of CDK 2/4/6, deletion of the CDKN2A gene, can drive tumor growth, through CDK 2/4/6. If you look at clinical outcomes data in patients who have CDKN2A deletion, versus those who don’t, in patients with high-grade gliomas who do not have CDKN2A deletion, their survival will follow this green dotted line. They still have poor survival because in these cases they still have primary high-grade gliomas, brain tumors. However, if they have deletion of this gene, and therefore are driven by CDK 2/4/6, their survival plummets to either the black dotted line or the black solid line. Clearly in this study, CDKN2A deletion is associated with worse survival. If you look at just CDK2 expression, expression of CDK2 at a low level is correlated with survival that follows this blue solid line. However, in patients with high-grade glioma who have high expression of CDK2, you can see that their survival is considerably worse following this red solid line. So, in summary, CDK2 alone can confer a much worse survival to patients with high-grade glioma. CDKN2A deletion, which can drive CDK 2/4/6 is also associated with worse survival in high-grade glioma patients. And this plus the recent data from abemaciclib in GBM patients supports targeting CDK2 in addition to CDK4/6 in controlling disease progression in high-grade glioma.

If you look at some of our preclinical xenograft data with NUV-422, in this particular experiment we have shown that NUV-422 is superior to standard of care Temozolomide in an in vivo xenograft model of GBM. So if you look at this study here, over approximately a month period of time, untreated animals had their tumors grow significantly in the black solid line, animals treated with standard of care Temozolomide in the purple line still had significant growth of their tumors. And if you look at the red, blue, and green lines, you can see that NUV-422 at low, medium, and high doses cause significant improvements in reduction of tumor volume. And in the gold line at the high dose of NUV-422 given every other day, we still had significant benefits in tumor shrinkage with NUV-422.

One property of NUV-422 that’s attractive is that it achieves high concentrations in the brain, which is a good property for a brain cancer drug. So if we look at doses of NUV-422 given here, in this case 30 milligrams per kilo or a hundred mgs per kilo, and compare the brain concentrations with the plasma concentrations, we see that, whether at lower doses or higher doses, NUV-422 achieves approximately 12 times higher exposure in the brain than it does in the blood, which we believe may be important in allowing the drug to achieve efficacy in the brain and reducing the possibility of peripheral toxicity.

Our first study with NUV-422 is outlined below. This is a seamless Phase 1/2 trial design. In the Phase 1 portion, we will start off with a dose of 25 milligrams a day, and then we will treat patients in cohorts, increasing the dose with each cohort until we find a maximum tolerated dose for Phase 2. In the Phase 2 dose expansion part of this study, we’re targeting two expansion cohorts. Cohort one will be CDKN2A deleted, relapsed or refractory high-grade glioma patients, up to 40 of them, with measurable disease. In expansion cohort two, we’re targeting CDKN2A deleted, relapsed or refractory high-grade glioma patients that are eligible for surgery, which will give us a window of opportunity study. The objectives of these studies will be safety and tolerability, overall response rate, duration of response, progression-free survival, overall survival, then pharmacokinetics and pharmacodynamics.

Beyond primary brain tumors, we’re also interested in targeting NUV-422 to cancers that commonly metastasize to brain. Some of the kinds of cancers that most commonly go to brain are breast, colon, non-small cell lung cancer and melanoma. And so what we’ve done is, we’ve tested the ability of NUV-422 in vitro to kill some of these cancers. And we’ve shown here in the case of melanoma or lung cancer, you can see here you get IC50s on the y-axis that NUV-422 is highly potent at killing some of these tumors with low nanomolar potency. So we’ve shown here potent, low nanomolar IC50s in cell lines of cancer that commonly metastasize to brain.

Moving on to other potential indications for NUV-422, we know today that CDK inhibitors dominate the ER positive breast treatment landscape and in just first and second line metastatic breast cancer today, current CDK 4/6 inhibitors are anticipated to generate approximately $12 billion a year in annual sales. And that is dwarfed by the potential $25 billion a year market in the adjuvant setting for CDK inhibitors upstream.

So we’ve tested NUV-422 in in vivo, xenograft models of ER positive metastatic breast cancer. And in this experiment, we have shown that NUV-422 is superior to the standard of care fulvestrant, which is a drug often used to treat patients who’ve failed CDK 4/6 inhibitor so we look at the study here, which took place for 42 days. Untreated animals had their tumors grow significantly in the black line, in the red line animals treated with fulvestrant had some improvement in tumor shrinkage, but not as dramatic as treatment with NUV-422, which causes significantly greater reduction in tumor volume. And in combination with fulvestrant, NUV-422 caused, again, a very significant reduction in tumor volume compared to fulvestrant alone or a vehicle.

The fourth indication that we are interested in targeting with NUV-422 is metastatic castration resistant prostate cancer. And in this study, we took tumors from a patient who had failed Xtandi treatment—Xtandi is enzalutamide--and we implanted these tumors into mice, developed the xenograft model, and if you look at the y-axis here, this is a log scale. So you’re looking at percentage change in tumor volume. A hundred percent would be doubling of the tumor, but because this is a log scale it says, 200%, 500%, 1,000% and almost 1,500% increases in tumor volume. Each one of these bars is an individual animal with its own tumor. You can see here that vehicle treated animals had zero complete response. In fact, the tumors increased in size from 200% to nearly 1,500% in all animals. The Xtandi treatment, or enzalutamide treatment, in the gray bars, you can see that the animals did not fare much better with significant increases in tumor size. However, treatment with NUV-422 alone caused significant reductions in tumor volume in every animal, with a 10% complete response rate, which means disappearance of the tumor in one of 10 animals. And in combination with enzalutamide even more profound and deeper tumor responses were seen with NUV-422, with in fact 40% of animals achieving complete responses or disappearance of their tumor. And having worked in prostate cancer for quite a few years at Medivation with enzalutamide, and given the rarity of such deep and complete responses with enzalutamide treatment, we are particularly intrigued and excited by these data.

Now moving on to our drug-drug conjugate, or DDC, platform. So most of us are very familiar with the concept of ADCs, or antibody-drug conjugates. And in this concept, the antibody is coupled to a drug and because the antibody targets an antigen on a cancer cell surface, it can bring that drug to the cancer cell, and by doing so, and by being targeted, this can improve the therapeutic index of the ADC over standard drugs, because it is targeted to an epitope that is specific to a cancer cell. However, because antibodies are so large, they cannot be given orally. They must be given intravenously, and because they’re so large, they can’t cross cell membranes and therefore they’re limited to cell surface targets. And the majority of cancer cell targets are actually inside the cancer cell, not outside the cancer cell. And again, because these are large proteins, they’re complex and expensive to manufacture. So a couple of years ago, we asked ourselves the question, could we do the same thing with the drug-drug conjugate? Could we develop tissue specific, targeted, small molecule drugs that could deliver other small molecule drug payloads to those targets, and by doing so deliver drugs in a tissue specific manner? But because these molecules would be drugs, small molecules, they could conceivably be oral. They could bind both intracellular as well as extracellular targets. It will be considerably more cell permeable. And it would be simpler and more inexpensive to manufacture. So that was the concept behind our DDC program when we started our research.

And the concept was, could we take two different drugs? Let’s say drug X, targeting target X and drug Y, targeting target Y and somehow fuse the bind domains of drug X and drug Y together to make a small molecule that could still bind drug X and drug Y but both and simultaneously.

So we started off with two molecules that we knew a lot about because we made Xtandi at Medivation. And this is a molecule that targets the androgen receptor. And we started with a molecule called Lynparza, which is similar to another drug we had at Medivation called Talazoparib, a PARP inhibitor, an inhibitor of PARP, the most abundant DNA repair enzyme in the nucleus. And we started with Lynparza because it was a little bit smaller than Talazoparib, and we fused the binding domains of Lynparza to Xtandi, to see if we could create a molecule that was capable of binding not only the androgen receptor, but also PARP protein, the most abundant DNA repair enzyme in the nucleus.

Why did we do that? Because if you look at the human protein atlas, and the expression of androgen receptor in various tissues, you can see that AR expression is extremely high in prostate cancer. Which we knew, but other sex tissues, like epididymis, seminal vesicles, testes, and then in females, fallopian tube, breast, cervix, uterine endometrium, but there’s very low AR expression in the gut and bone marrow, the organs that are most commonly affected by PARP inhibitor toxicity. So the idea here is that we made a DDC fusing an AR targeting agent to a PARP inhibitor. We ended up making a drug that was more effective in high AR expressing tissues like the prostate, but less effective at killing cells that you don’t want to kill, which have low AR expression, like the gut and bone marrow, which unfortunately are the sites of much current PARP inhibitor toxicity.

So we’ve made an AR targeted DDC called NUV-1156, and we’ve shown that this DDC is highly potent at killing prostate cancer that is resistant to current standards of care. So if you look at a prostate cancer cell type called 22RV1,you can see that Xtandi, one of the world’s standards of care for the treatment of prostate cancer, cannot kill the cell with a greater than 30,000 nanomolar IC50. Lynparza, the commercial PARP inhibitor, is also extremely weak with almost an 8,000 nanomolar IC50 against 22RV1. Even Xtandi and Lynparza given in combination can’t kill the cell with better than 6,000 nanomolar IC50. But if we fuse the business ends of Xtandi and Lynparza together to generate 1156, you can see that suddenly the potency of this compound for 22RV1 drops to 200 nanomolar. So fusing up the business end of PARP and an AR antagonist causes a logarithmic improvement in the potency of this compound.

If we now look at the ability of NUV-1156 to kill prostate cancer or a variety of triple negative breast cancer cell lines, compared to Lynparza in the red bars, you can see Lynparza’s IC50s for killing prostate cancers in this case are 2,000 nanomolar,and for triple negative breast cancer, somewhere between 6,000 or 8,000 nanomolar,so not potent at all. But, by contrast, NUV-1156 is extremely potent. In this case, almost 8,000 times more potent than Lynparza in this particular case. But we also know that current PARP inhibitors are most proficient at killing cancers that are deficient in homologous recombination. We call these HRD tumors. And because of the way that PARP inhibitors work through something called synthetic lethality, we know that current PARP inhibitors are more effective at killing HRD tumors, which comprise about one third of cancers, than they are killing HR proficient cancers, which are two thirds of cancers. However, we can see that the DDC 1156 is equally proficient at killing HRD cancers as well as HRP cancer. We believe that that may be a significant advancement in the field.

Most importantly, the whole objective of making these DDCs was to try to increase toxicity against target cells, but avoid toxicity in non-target cells. And this slide will show you how 1156 kills Enzalutamide-resistant prostate cancer, which are high AR-expressing cells, but is significantly less toxic against healthy colon cells, which are low AR-expressing cells. We know that Lynparza has significant toxicities clinically. And some of the gastrointestinal toxicities are listed here, with nausea in this study at 76%, vomiting 37% diarrhea 33%, stomatitis 20%. To test 1156, we took two different cell lines, one in the black, are a prostate cancer cell line called 22RV1, which you want to kill, but unfortunately is extremely resistant to almost all current therapies. And we want to compare the ability of our new drug to kill those cells compared to a healthy colon cell line called IEC-6, which is the type of cell you don’t want to kill in a patient. If you look at Enzalutamide treatment here on the far two bars, the far right two bars, you can see that Enzalutamide is not particularly effective at killing prostate cancer in this case, 22RV1, because its IC50 is 30,000 nanomolar for the prostate cancer cell. But the good news is that it also doesn’t kill the colon cell, with a comparable IC50 of 30,000 nanomolar. Olaparib, or Lynparza is not effective at killing a prostate cancer cell, 22RV1, with nearly 30,000 nanomolar IC50. But unfortunately, it’s actually more effective at killing colon cells. Here, you can see almost three times more potent at killing IEC-6 cells in the gray bar. By contrast, though, NUV-1156, which targets high AR-expressing cells and avoids low AR-expressing cells, you can see that the potency of NUV-1156 for 22RV1 prostate cancer is extremely potent. In this case, almost 30,000 times more potent than Xtandi. But against healthy colon cells has virtually no effect, with an IC50 of 30,000 nanomolar against IEC-6. So, we’ve shown you here that by making this DDC, we’ve been able to target our toxicity to cancer cells at a high AR expression level and avoid non-target cells like colon, which have low AR expression levels.

So, where do we want to go with this program? Well certainly because we have been able to show in this case that we’ve been able to kill prostate cancers that are resistant to current standards of care like Xtandi, we certainly anticipate going into Xtandi-resistant cancers downstream in the spectrum of metastatic castration resistant prostate cancer. However, an even more intriguing indication for us is the upstream indication, which is at the top of this pyramid here, where we’re looking at patients who’ve been newly diagnosed with prostate cancer. Why are we interested in this particular area? Because, if you look at the analogy of prostate cancer and breast cancer, a woman who has a sub-two centimeter breast cancer, who has a lumpectomy, with or without radiation, if she has a clean margin after her surgery, her cure rate is almost 100%. And because the breast is primarily comprised of fat and glandular tissue, but with no vital structures, aside from a potential cosmetic defect, there’s no real sequelae to having a lumpectomy for most women in terms of interference with vital organ structures and function. However, the prostate is approximately the size of a walnut. And it is so packed with blood vessels and nerves that when a man has to undergo a curative procedure for prostate cancer, and today those curative options are only either surgical prostatectomy or radiation ablation by either external beam radiation or brachytherapy seed implants, because the prostate is so packed with blood vessels and nerves, almost all men suffer, at least in the short term if not the long term, some degree of erectile dysfunction, urinary and/or fecal incontinence, or some other such sequelae of invasive surgery. So unlike a woman with breast cancer, who can be cured completely by a surgical procedure and/or radiation with no significant functional sequelae, most men do not have the same option. I’ve just shown you data here where we can kill prostate cancer cells with high potency and avoid cells that don’t have high expression levels of androgen receptor.

And likewise, our vision at Nuvation Bio is to use our prostate specific DDC to kill prostate cancers in the prostate, but to try to avoid nerves and blood vessels because nerves and blood vessels have extremely low levels of androgen receptor expression. And so our vision is try to achieve what we call a “pharmacological prostatectomy” that spares blood vessels and nerves. And if we can do that, we believe that would be a significant advancement in the field of prostate cancer. So, our vision with this program is to not only treat prostate cancer distally in the metastatic castration resistant prostate cancer segment, but also to target men who’ve been newly diagnosed with prostate cancer in the neoadjuvant setting to see whether we can actually allow them to cure their prostate cancers early on with minimal sequelae of current standards of care, like surgical prostatectomy and radiation ablation.

We’ve now done the same thing on the estrogen receptor side with the DDC program. And because the ER protein expression level is limited to female sex organs in this case, you can see that it’s high in fallopian tube, breasts, vagina, cervix, uterus, and endometrium, but there’s low ER expression in the gut and bone marrow, again, organs that are most affected by PARP toxicity, we have made a ER DDC that we call NUV-1176.

This targets the estrogen receptor. And we’ve now shown, compared to Lynparza in the red bars, for Lynparza’s IC50s against a variety of ER-positive breast cancers is somewhere between 2,000 and 10,000 nanomolar. We can see that in the green, 1176, our ER-targeted DDC, is 10,000 times more potent than Lynparza at killing these cells. And again, as before, it doesn’t really make a difference whether those cells are HR deficient or HR proficient. Our DDC kills those cells equally well. But in healthy colon cells, which don’t express estrogen receptor, you can see that the IC 50 is 30,000 nanomolar. So again, we’ve been able to achieve high potency killing tissues that are high ER-expressing and avoid killing tissues that are low ER-expressing, in this case colon cells.

Our fourth program is the BET program.

So BET stands for bromodomain and extra-terminal motif proteins. The BET family is a family of proteins that are comprised of two bromodomains, BD1 and BD2. Now, BET proteins are important because they regulate the expression of a number of oncogenes, including an oncogene called C-MYC. C-MYC is a very intriguing oncogene target because it is believed to play a role in driving up to 70% of cancers. And yet, it’s been an oncogene that’s been very hard to target directly with a drug because of the conformation of its protein product. To date, BET inhibitors have largely focused on targeting both BD2 and BD1. And non-selective, BET inhibitors, which inhibited BD2, as well as BD1, have been associated with significant tolerability issues, potentially due to the BD1 inhibition.

If you look at first generation BET inhibitors, some of them outlined in red here in this table, you can see that BD2 is important to hit because that is what we need to do to inhibit bromodomain function. And BD1 is the bromodomain that is associated with toxicity, particularly gastrointestinal toxicity. If you look at first-generation bromodomain inhibitors, some of them listed here, you can see that in this case, even though they target BD2 a bit better than BD1, this first one targets BD2 five times better than BD1, this one 3.9 times better than BD1, and these last two, about 1.5 or better for BD2 than BD1, these drugs were still plagued by significant tolerability issues. In the gold box, you can see that a second generation bromodomain inhibitor called ABBV-774 now improved the BD2 specificity to about 234 times greater than BD1 affinity,and, by doing so, improved the tolerability of their compound. We’ve made a molecule called NUV-868 which targets BD2 approximately 1,500-fold better than BD1. Again, these numbers are IC50, so the lower the number, the more potent, the higher the number, the less potent. So, we’ve been able to make a drug called NUV-868, which targets BD2 about 1,500-fold better than it hits BD1.

When we test NUV-868 in an acute myeloid leukemia xenograft model, you can see that in two different xenograft models, this is Kasumi-1, this is MV-4-11, the black top lines are untreated tumors. And then the purple, blue and gray lines, we see low, medium and high dose. You can see that in both models, at somewhere between 10 and 20 milligrams per kilo are causing significant inhibition of growth of both AML xenografts.

However, as I mentioned, our 868 molecule is significantly more selective for BD2 than BD1. And when you look at NUV-868 dosed at 30 milligrams twice a day, so 60 milligrams a day, a significantly higher dose than was required to achieve efficacy in these xenograft models, looking at the blue staining cells, we would call them goblet cells in the intestine, which are a target of non-specific bromodomain inhibitors and associated with significant toxicity, you can see that NUV-868 causes no evidence of goblet cell loss compared to the vehicle, whereas a less specific bromodomain inhibitor, in this case, ABBV-075, this is a non-selective bromodomain inhibitor, causes significant goblet cell loss compared to the vehicle. So, by making our molecule significantly more selective for BD2 over BD1, we’ve been able to achieve efficacy in our xenograft models, but not cause significant gut toxicity.

We’ve also been able to show that in a prostate cancer model, NUV-868 also caused deep tumor reductions. In this case, again, a patient-derived xenograft model of prostate cancer, vehicle-treated animals grew significantly. Again, a log scale on the Y axis. Enzalutamide-treated animals still had significant increases in tumor growth. And NUV-868 in combination with Enzalutamide caused significantly better outcomes. And at a higher dose of 868 or 868 plus Enzalutamide, again we saw deep tumor reductions compared to one of the world’s standard of care for a prostate cancer treatment.

Our next program is the Wee1 program. And when tumors have their DNA damaged by either radiation or chemotherapy, they need to fix their DNA because if they replicate bad DNA, the replication of bad DNA will lead to tumor death. So what tumors do to avoid the effects of radiation and chemo is they activate an endogenous checkpoint called Wee1. And by doing so, they are able to arrest their own DNA replication, which gives them time to fix their damaged DNA. Once they fix their damaged DNA, they can turn off their Wee1 and start growing again. So if you can artificially inhibit Wee1 with a drug, we could actually force tumors to replicate bad DNA and kill themselves. So Wee1 inhibitors will have the potential to improve the effects of any therapy that causes DNA damage, like chemotherapy or radiation.

The promise of existing Wee1 inhibitors is limited by tolerability. So in this particular case, a Wee1 inhibitor called AZD1775 has shown significant improvements in tumor responses in some kinds of cancer, including ovarian, uterine and pancreatic. However, this drug has been associated with significant bone marrow and GI toxicity, which is believed to be related to its potent inhibition of another kinase called PLK1.

So the drug that I just showed you, AZD1775, is indeed a very potent inhibitor of Wee1 with a four nanomolar IC50. But because it inhibits PLK1 with also a very potent IC50, 15 nanomolar, this drug is associated with GI toxicity. And we’ve shown that it kills healthy colon cells, IEC6, with a 250 nanomolar IC50. So we’ve been able to make another molecule called NUV-569. This molecule is also extremely potent against WEE1 with a seven nanomolar IC50. We’ve been able to dial back the PLK1 activity from 15 nanomolar to nearly 700 nanomolar. And by doing so, we may be able to drop the toxicity against IEC6 cells by almost a factor of 10 compared to the less selective compound. So we believe that this new compound may have significantly improved tolerability.

So we’ve now tested NUV-569 in combination with radiation and chemotherapy in a cancer cell that is extremely difficult to kill, namely pancreatic cancer. And if you look at pancreatic cancer cells, for which the standard of care currently is radiation and a chemotherapy called gemcitabine, if you give pancreatic cancer cells gemcitabine alone, the best cell kill you can get is about 10%. However, if you add NUV-569 to gemcitabine, you could improve that cell kill now from 10% to approximately 70%. And if you look at what happens when you give radiation to pancreatic cancer, again, with radiation in most cells you can kill about 15%. But if you add now our NUV-569 to gemcitabine and radiation, you go from 15% kill to 100% kill. So we’re excited about these data. And in addition to pancreatic cancer, we’re also evaluating NUV-569 in breast, ovarian and endometrial cancers, cancers for which the standards of care are also DNA-damaging agents, like chemotherapy and radiation.

Our last program is NUV-1182, which is an adenosine A2A receptor antagonist. So NUV-1182 was focused on targeting the A2A adenosine receptor, which plays multiple critical roles in human physiology and pathophysiology, especially, in this case, anticancer immunity. We know that accumulation of adenosine in the tumor microenvironment may be a critical factor in limiting activity of currently available immune-oncology drugs, including PD1 and PD-L1 drugs. So we believe that targeting A2A may overcome this blockade and lead to improved anticancer activities in tumors, which are resistant to immuno-oncology drugs and T-cell therapy.

There are many companies that are targeting adenosine A2A receptor. And if you look at our data in hitting the A2A receptor, you can see that, like many other companies, we have a very potent inhibitor, NUV-1182, in targeting A2A with a 2.9 nanomolar IC50. If you looked at the selectivity of our compound against A1, you want to hit A2 more than you hit A1, we are one of the most selective compounds in hitting A2A over A1 with an almost 80-fold selectivity of A2A over A1. And in terms of plasma protein binding, again, we have a very attractive profile for this molecule.

The PK profile of this molecule is attractive with excellent oral bioavailability, which is listed here. And importantly, this drug does not effectively cross the blood-brain barrier, which may be an advantage from a safety standpoint. We are currently testing 1182 in several syngeneic tumor models with tumor volume and tumor infiltrating immune cell profiling and mechanism of action studies.

When we look at the ability of NUV-1182 to increase antitumor activity of immune checkpoint inhibitors, in this in vivo melanoma xenograft model, you can see that tumor volume of untreated animals in the black bar is high. When given the anti-PD1 drug alone, anti-PD-L1 drug alone, or NUV-1182 alone, you can see there was slight tumor reduction. But when given in combination with PD1 or anti-PD-L1 with 1182, you can see further enhancement of tumor volume reduction.

From the manufacturing standpoint, all manufacturing and supply chain are outsourced at Nuvation Bio, which allows us greater flexibility in production planning and execution, a more efficient infrastructure that eliminates capital investment, and our focus is always on rapid development and concurrent execution. We have a diverse array of specialized third-party CMOs and vendors that support development, manufacturing, characterization testing, labeling and so on. We have multiple vendors that are engaged in supporting development deliverables and redundant service providers for rapid troubleshooting. We’ve implemented a number of contingencies due to COVID-19. Our manufacturing is all US-based with only one molecule per facility to de-risk supply, and the majority of our development vendors are US-based. We’re also building additional relationships with proven raw material suppliers in China as a backup.

With intellectual property slide, we have a comprehensively protected portfolio by composition of matter filings for 28 compound families with normal expiration dates from 2038 to 2041. And I’ve listed all of them by program here.

For a financial overview, I founded Nuvation Bio on March 20th, 2018. We raised $275 million in June of 2019 in a Series A from high-profile, experienced investors, including Fidelity, Baupost, Omega Funds, EcoR1, Altitude, Citadel, Boxer and others, and a merger with Panacea, which is an EcoR1-sponsored SPAC, and $500 million of concurrent financing was announced in October 2020. Some of the key investors from the PIPE included Fidelity, Avidity, EcoR1, Deerfield, Farallon, Redmile, Baupost and others. Panacea shareholder meeting is expected to be held in February 2021. And trading on the New York Stock Exchange will be under the stock symbol NUVB. A new dual class share structure has been implemented and 218 million fully-diluted shares outstanding that will have approximately $825 million in cash expected at close, assuming no redemptions.

We have number of upcoming catalysts across multiple programs in the next few years. In our CDK 2/4/6 program, as I previously mentioned, we dosed our first patient with NUV-422 in our Phase 1 high-grade glioma trial in December last year. We anticipate initiating a trial in tumors that metastasize to brain in the first half of 2022, and then initiating a Phase 1 study in ER positive metastatic breast cancer and metastatic castration resistant prostate cancer in the second half of 2022. We should have top-line Phase 1 data for the high-grade glioma trial between the first half and second half of 2022, and in the first half of 2023 we anticipate presenting our first efficacy data from our high-grade glioma trial.

Our BET program will submit its first IND in the second half of 2021, we plan to initiate a Phase 1 trial in Acute Myeloid Leukemia and/or other solid tumors in the first half of 2022. Our Wee1 program will submit its IND in the first half of 2022 and we anticipate initiating a Phase 1 study in pancreatic cancer and/or other solid tumors in the second half of 2022. Our A2A program will have its first IND submitted in the first half of 2022 and we anticipate initiating a Phase 1 study in combination with other immuno-oncology agents in the second half of 2022. Finally, with our PARP-AR DDC and PARP-ER DDC compounds we anticipate nominating our first DDC candidates in the second half of 2022.

So, in summary, our goal in Nuvation Bio is to revolutionize cancer treatments. We have a broad, wholly-owned pipeline with strong intellectual property protection. And we anticipate filing up to five INDs in the next six years. We have multiple drug lead candidates addressing large markets with we believe blockbuster drug sales potential. We’ve tried to leverage and improve upon validated drug mechanisms, and our research has led us to what we believe are potentially best-in-class drug candidate profiles compared to our competitors. We have an experienced biotech leadership team who has a history of multiple oncology drug approvals. We believe that the merger with Panacea and the PIPE proceeds results in the leading oncology biotech company with approximately $825 million in cash resources, which would allow our team to rapidly pursue clinical development of multiple portfolio therapeutic candidates. And with that, I want to thank you for your time.

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Disclaimer:

This transcript (“Transcript”) has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Nuvation Bio Inc. (“Nuvation Bio”) and Panacea Acquisition Corp. (“Panacea”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Transcript is truthful or complete. Any representation to the contrary is a criminal offense.

No representations or warranties, express or implied, are given in, or in respect of, this Transcript. To the fullest extent permitted by law, in no circumstances will Panacea, Nuvation Bio or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents be responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Transcript, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Transcript have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Panacea nor Nuvation Bio has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Transcript does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Nuvation Bio or the Proposed Business Combination. Viewers of this Transcript should each make their own evaluation of Nuvation Bio and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. The information contained herein is as of January 5, 2021 and does not reflect any subsequent events.

Forward Looking Statements:

Certain statements included in this Transcript that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Nuvation Bio’s business strategy, cash resources, current and prospective product candidates, planned clinical trials and pre-clinical activities and potential product approvals, as well as the potential for market acceptance of any approved products and the related market opportunity, and statements regarding the consummation of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Transcript, and on the current expectations of the respective management teams of Nuvation Bio and Panacea and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Nuvation Bio and Panacea. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the potential product candidates that Nuvation Bio develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; the risk that clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this Transcript; the risk that Nuvation Bio will be unable to successfully market or gain market acceptance of its product candidates; the risk that Nuvation Bio’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Nuvation Bio has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; the effects of competition on Nuvation Bio’s business; the risk that third parties on which we depend for laboratory, clinical development, manufacturing and other critical services will fail to perform satisfactorily; the risk that Nuvation Bio’s business, operations, clinical development plans and timelines, and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic; the risk that we will be unable to obtain and maintain sufficient intellectual property protection for our investigational products or will infringe the intellectual property protection of others; the potential inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that the approval of the stockholders of Panacea or Nuvation Bio is not obtained; the risk of failure to realize the anticipated benefits of the Proposed Business Combination; the amount of redemption requests made by Panacea’s stockholders, and those factors discussed in Panacea’s final prospectus dated June 30, 2020 under the heading “Risk Factors,” and other documents Panacea has filed, or will file, with the SEC, including the registration statement on Form S-4 filed on November 12, 2020, as amended most recently on January 8, 2021 (the “Panacea Registration Statement”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Panacea nor Nuvation Bio presently know, or that Panacea or Nuvation Bio currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Panacea’s and Nuvation Bio’s expectations, plans, or forecasts of future events and views as of the date of this Transcript. Panacea and Nuvation Bio anticipate that subsequent events and developments will cause Panacea’s and Nuvation Bio’s assessments to change. However, while Panacea and Nuvation Bio may elect to update these forward-looking statements at some point in the future, Panacea and Nuvation Bio specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Panacea’s and Nuvation Bio’s assessments of any date subsequent to the date of this Transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It:

This Transcript relates to a proposed transaction between Nuvation Bio and Panacea. This Transcript does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Panacea has filed and intends to file relevant materials with the SEC, including the Panacea Registration Statement. Promptly after the registration statement is declared effective by the SEC, Panacea will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Investors and security holders of Panacea are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Panacea has filed or will file with the SEC when they become available because they will contain important information about Panacea, Nuvation Bio and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus to be included in the Panacea Registration Statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Panacea with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by Panacea with the SEC also may be obtained free of charge at Panacea’s website at panacea.ecor1cap.com or upon written request to 357 Tehama Street, Floor 3, San Francisco, CA 94103.

Participants in Solicitation:

Panacea, Nuvation Bio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Panacea’s shareholders in connection with the proposed transaction. Information about Panacea’s directors and executive officers and their ownership of Panacea’s securities is set forth in the Panacea Registration Statement. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus in the Panacea Registration Statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation:

This Transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Panacea, the combined company or Nuvation Bio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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